                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF APRIL, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F       X      Form 40-F
                          -----------            ------------

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                No        X
                    -----------        -----------

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

[CNH LOGO]

                                                                    NEWS RELEASE

CNH REPORTS FIRST QUARTER RESULTS


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939

ALBERT TREFTS, JR. Investor Relations (1) 847 955 3821


- Strong retail performance delivered market share gains in both the agricultural and construction equipment businesses.

- Revenues were down slightly year-over-year due to planned cuts in production and wholesales in order to reduce inventory.

- The loss, before restructuring charges, was $.17 per share for the quarter, unchanged from last year.



Lake Forest, IL (April 25, 2002) CNH Global N.V. (NYSE:CNH) today reported first quarter consolidated revenues of $2.389 billion, compared to $2.454 billion in the first quarter of 2001. Planned dealer destocking actions in construction equipment and unfavorable foreign exchange rates adversely impacted revenues, partially offset by stronger sales of agricultural equipment and incremental revenue from acquisitions, mainly the acquisition of Kobelco's North American operations.

CNH reported a first quarter loss before restructuring charges of $46 million, unchanged from the first quarter of 2001, excluding goodwill amortization. The loss per share, before restructuring, was $.17 for the quarter, also unchanged from 2001 excluding goodwill amortization. On a net basis, the loss for the quarter was $49 million, unchanged from the first quarter of 2001 when goodwill amortization is excluded.

During the quarter the company announced its plan to increase equity and reduce debt through two separate and concurrent actions: a public offering of 50 million newly issued shares of common stock, and the issuance of equity to majority shareholder Fiat (FIA.MI) in exchange for $1.3 billion of debt. Presently, the company expects to close the equity offering and issue the new common shares in the second quarter of 2002.

"Strong retail demand for our Case IH and New Holland equipment allowed us to gain share in a flat industry and increase our agricultural revenue," Paolo Monferino, CNH president and chief executive officer, said. "In the weak construction equipment market, we have increased our share in the heavy equipment segment and significantly improved our backhoe loader share. At the same time, we reduced significantly our company and dealer inventories across all construction equipment product lines through production cuts of over 36%. We are extremely pleased that we were able to make such





- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -
                ------------------
dramatic cuts in our production and wholesale activity with only a modest impact on our total revenues for the quarter."

Equipment Operations First Quarter Performance. First quarter net sales from
-----------------------------------------------
Equipment Operations were $2.239 billion, compared to $2.286 billion for the same period in 2001. 2002 revenues were negatively impacted by the company's planned inventory reduction actions, the continued weakness in the construction equipment industry, and unfavorable foreign exchange rates, partially offset by stronger sales of agricultural equipment and incremental revenue from acquisitions.

Revenues from sales of agricultural equipment totaled $1.552 billion, up from $1.518 billion in 2001, even though industry sales were essentially flat on a global basis, as expected. When adjusted for the impact of adverse foreign exchange rates, sales of agricultural equipment rose 6%. In both North America and Latin America, unit sales of agricultural equipment were higher than in the first quarter of 2001, resulting in share gains in combines as well as in most categories of agricultural tractors. Gains in the Americas were partly offset by a slight drop in unit sales in Western Europe, Asia and developing markets. During the quarter, CNH overproduced retail unit demand in preparation for the selling season, but at a rate 15% lower than in 2001.

Compared to the first quarter of 2001, construction equipment revenues were down 11% to $687 million. Excluding sales by Kobelco, revenues declined by 16%, reflecting mainly the company's aggressive dealer destocking initiative, and secondarily the industry decline. In North America, the company maintained its share of the heavy equipment segment and significantly increased its backhoe loader share. In Western Europe, CNH gained share overall, particularly in heavy equipment. Compared to the first quarter of 2001, CNH cut both company and dealer inventories of construction equipment, reducing production by over 36%.

The major factor impacting CNH's Equipment Operations gross margin for the first quarter was the company's decision to cut production in order to manage dealer and company inventories. This resulted in lower wholesale volumes, lower absorption of fixed costs, compounded by an adverse country mix in construction equipment, which were partly offset by higher margins on newly launched products and material cost reductions. Adverse foreign exchange rates and higher employee benefit and pension costs also negatively impacted the gross margin.

Compared to the first quarter of 2001, Equipment Operations' SG&A expenses declined in absolute terms and as a percentage of revenues as the company's profit improvement initiatives and favorable foreign exchange rates more than offset additional expenses of about $5 million from newly consolidated acquisitions.

Since the merger, CNH has reduced its SG&A expenses as a percent of revenues from 11.8%, on a pro forma basis, to 9.6% in the first quarter of 2002, close to its SG&A target level of 9%, despite a significant reduction in revenues due to lower industry volumes, adverse foreign exchange rates and required divestitures.

CNH's merger-related profit improvements totaled $20 million in the first quarter bringing the total since the merger to $453 million. In addition, the process reengineering initiatives to improve the effectiveness of its administrative activities and its product development process, which were announced in the third quarter of 2001, have now yielded total savings of an additional $70 million over the past three quarters.

- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -
                ------------------

During the first quarter of 2002, the company's employment level was reduced by approximately 600 personnel, excluding acquisitions. This brings the total reduction in employment since the merger to approximately 8,500 personnel, or 24%, which was the target set, at the time of the merger, to be achieved by the end of 2003. Total employment, including new acquisitions, was approximately 29,100 on March 31, 2002.

Financial Services Operations. For the first quarter of 2002, CNH Capital
------------------------------
reported net income of $9 million, compared to a net loss of $3 million for the same period last year. Lower loan losses and a gain on the successful completion of an ABS transaction earlier than planned in the year were partly offset by a reduced spread on new originations. Originations in the core business were up slightly compared to the first quarter of 2001.

Balance Sheet. In keeping with the normal seasonal pattern, Equipment Operations
--------------
net debt increased during the quarter by $228 million, excluding the impact of the Kobelco acquisition ($155 million), versus an increase of $372 million in the first quarter of 2001.

Market Outlook for Agricultural Equipment. CNH anticipates that industry sales
------------------------------------------
of agricultural equipment will remain at or near 2001 levels through the balance of 2002. In North America, the first quarter was flat overall, as expected. The company does not anticipate total industry sales to show any significant departure from 2001 levels through the balance of the year. Sales of under 40 horsepower tractors are now expected to remain at, or somewhat above, 2001 levels throughout the year. Sales of over 40 horsepower tractors are expected to remain at or slightly below 2001 levels through 2002. In Latin America, CNH expects industry sales to remain at 2001 levels at least through the third quarter of 2002. No significant change is anticipated in industry sales for Western Europe.

Market Outlook for Construction Equipment. CNH expects industry sales of
------------------------------------------
construction equipment to remain weak in the second quarter in all its major markets except Latin America, which is expected to be essentially unchanged from 2001. In the second half of the year, industry sales of construction equipment should follow the anticipated economic recovery as it materializes. The company expects the upturn to occur first in North America, where fourth quarter sales could approach 2001 levels. Recovery in Western Europe is not expected to be as rapid.

CNH Outlook for the Second Quarter. Compared to 2001, CNH expects revenues to
-----------------------------------
improve in the second quarter of 2002, as its agricultural equipment business continues to grow. The company expects that there will be continued pressure on margins, due to mix and continued destocking actions. For the quarter, CNH expects to report a profit, before restructuring, close to or slightly above the $.13 earnings per share, before restructuring and goodwill, recorded in the second quarter of 2001. This excludes any potential impact of the company's announced plans to reduce debt and increase equity.

CNH Outlook for 2002. CNH believes that the growing strength of its global
---------------------
agricultural business, along with anticipated second-half improvements in the construction equipment industry, will contribute significantly to the company's bottom line in the second half of the year. New product introductions should also contribute to the bottom line, particularly in the fourth quarter.

CNH expects to record improved bottom line performance in 2002 even as the company continues dealer destocking by keeping wholesale levels below retail sales levels and production below wholesale levels. Through the company's various profit improvement initiatives, including the reengineering of its key processes, CNH believes that further

- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -
                ------------------
reductions in SG&A and R&D may be achieved during 2002. Based on current assumptions, CNH believes that the company's better than expected performance in the first quarter will be reflected in the full year result, bringing the expected loss per share in 2002 closer to breakeven, before restructuring, and without considering the potential impact of the company's initiatives to reduce debt and increase equity.

                                       ###

CNH management will hold a conference call later today to review its first quarter 2002 results. The conference call webcast will begin at approximately 10:00 am U.S. EDT. This call can be accessed through the investor information section of the company's web site at www.cnh.com and is being carried by CCBN.
                                     -----------

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Kobelco, New Holland, and O&K brands.

Forward Looking Statements. The information contained herein involves
---------------------------
forward-looking statements based on what CNH considers key economic assumptions, and involves risk and uncertainties that could cause actual results to differ. Some significant factors for CNH include general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, hedging practices, CNH's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, employee and labor relations, weather conditions, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns pertaining to genetically modified organisms, fuel and fertilizer costs.

Additionally, CNH's achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, industry volumes, as well as CNH's ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. Further information concerning factors that could significantly impact expected results is included in the following sections of CNH's Form 20-F for 2000, as filed with the Securities and Exchange Commission: Key Information; Information on the Company; Operating and Financial Review and Prospects; Directors, Senior Management and Employees; and Financial Information.

- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -
                ------------------

                                 CNH GLOBAL N.V.
                             Revenues and Net Sales
                              (Dollars in Millions)
                                   (Unaudited)


                                                 THREE MONTHS ENDED
                                                      MARCH 31,
                                         ---------------------------------
                                                                      %
                                          2002          2001        CHANGE
                                         ------        ------       ------

 Revenues:
     Net sales
       Agricultural equipment            $1,552        $1,518          2%
       Construction equipment               687           768        (11%)
                                         ------        ------
          Total net sales                 2,239         2,286         (2%)

     Financial Services                     162           182        (11%)
     Eliminations and other                 (12)          (14)
                                         ------        ------

     Total revenues                      $2,389        $2,454         (3%)
                                         ======        ======
 Net sales:
     North America                       $1,137        $1,050          8%
     Western Europe                         685           897        (24%)
     Latin America                          165           147         12%
     Rest of World                          252           192         31%
                                         ------        ------

     Total net sales                     $2,239        $2,286         (2%)
                                         ======        ======

                                 CNH GLOBAL N.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (Millions, except per share data)
                                   (Unaudited)


                                                                                          EQUIPMENT                 FINANCIAL
                                                                CONSOLIDATED              OPERATIONS                SERVICES
                                                             THREE MONTHS ENDED        THREE MONTHS ENDED       THREE MONTHS ENDED
                                                                  MARCH 31,                 MARCH 31,                MARCH 31,
                                                            --------------------      --------------------      -------------------
                                                              2002         2001         2002        2001         2002        2001
                                                            -------      -------      -------      -------      -------     -------
Revenues
     Net sales                                              $ 2,239      $ 2,286      $ 2,239      $ 2,286      $     -     $     -
     Finance and interest income                                150          168           27           33          162         182
                                                            -------      -------      -------      -------      -------     -------
 Total                                                        2,389        2,454        2,266        2,319          162         182

 Costs and Expenses
     Cost of goods sold                                       1,891        1,894        1,891        1,894            -           -
     Selling, general and administrative                        278          303          216          228           62          74
     Research and development                                    70           73           70           73            -           -
     Restructuring and other merger related costs                 4            4            4            4            -           -
     Interest expense                                           155          184          127          140           68          92
     Other, net                                                  37           70           17           48           19          22
                                                            -------      -------      -------      -------      -------     -------
 Total                                                        2,435        2,528        2,325        2,387          149         188

 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
     Financial Services                                           1            -            9           (3)           1           -
     Equipment Operations                                        (6)         (19)          (6)         (20)           -           1
                                                            -------      -------      -------      -------      -------     -------

 Income (loss) before taxes and minority interest               (51)         (93)         (56)         (91)          14          (5)
 Income tax provision (benefit)                                  (3)         (23)          (8)         (21)           5          (2)
 Minority interest                                                1            -            1            -            -           -
                                                            -------      -------      -------      -------      -------     -------

 Net income (loss)                                          $   (49)     $   (70)     $   (49)     $   (70)     $     9     $    (3)
                                                            =======      =======      =======      =======      =======     =======

 Basic and diluted earnings (loss) per common share (EPS):
     EPS before goodwill and restructuring and other
       merger related costs                                  ($0.17)      ($0.17)
     EPS before restructuring and other merger
       related costs                                         ($0.17)      ($0.24)
     EPS                                                     ($0.18)      ($0.25)

 See Notes to Financial Statements.

                                 CNH GLOBAL N.V.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Millions)
                                   (Unaudited)


                                                                                          EQUIPMENT              FINANCIAL
                                                                  CONSOLIDATED            OPERATIONS              SERVICES
                                                             ---------------------   ---------------------   ---------------------
                                                             MARCH 31, DECEMBER 31,  MARCH 31, DECEMBER 31,  MARCH 31, DECEMBER 31,
                                                               2002       2001         2002       2001         2002       2001
                                                             -------   -----------   -------   -----------   -------   -----------
Assets
     Cash and cash equivalents                               $   382     $   663     $   267     $   378     $   115     $   285
     Accounts, notes receivable and other - net                6,590       6,160       2,209       1,993       4,530       4,413
     Intersegment notes receivable                                 -           -       1,587       1,636         247         344
     Inventories                                               2,257       2,204       2,257       2,204           -           -
     Property, plant and equipment - net                       1,343       1,354       1,330       1,333          13          21
     Equipment on operating leases - net                         600         612           -           -         600         612
     Investment in Financial Services                              -           -       1,158       1,147           -           -
     Investments in unconsolidated affiliates                    314         266         282         235          32          31
     Goodwill and intangibles                                  3,706       3,647       3,566       3,508         140         139
     Other assets                                              2,243       2,306       1,777       1,799         466         507
                                                             -------     -------     -------     -------     -------     -------
 Total Assets                                                $17,435     $17,212     $14,433     $14,233     $ 6,143     $ 6,352
                                                             =======     =======     =======     =======     =======     =======


Liabilities and Equity
     Short-term debt                                         $ 4,171     $ 3,217     $ 3,052     $ 2,043     $ 1,119     $ 1,174
     Intersegment short-term debt                                  -           -         247         344         488         524
     Accounts payable                                          1,343       1,217       1,378       1,287          94         166
     Long-term debt                                            5,895       6,646       4,167       4,856       1,728       1,790
     Intersegment long-term debt                                   -           -           -           -       1,099       1,112
     Accrued and other liabilities                             4,191       4,223       3,754       3,794         457         439
                                                             -------     -------     -------     -------     -------     -------
                                                              15,600      15,303      12,598      12,324       4,985       5,205
     Equity                                                    1,835       1,909       1,835       1,909       1,158       1,147
                                                             -------     -------     -------     -------     -------     -------
 Total Liabilities and Equity                                $17,435     $17,212     $14,433     $14,233     $ 6,143     $ 6,352
                                                             =======     =======     =======     =======     =======     =======


See Notes to Financial Statements.

                                 CNH GLOBAL N.V.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Millions)
                                   (Unaudited)

                                                                                             EQUIPMENT                FINANCIAL
                                                                    CONSOLIDATED             OPERATIONS               SERVICES
                                                                 THREE MONTHS ENDED      THREE MONTHS ENDED      THREE MONTHS ENDED
                                                                      MARCH 31,               MARCH 31,                MARCH 31,
                                                                  -----------------       -----------------       -----------------
                                                                   2002       2001        2002        2001        2002        2001
                                                                  -----       -----       -----       -----       -----       -----
 Operating Activities:
     Net income (loss)                                            $ (49)      $ (70)      $ (49)      $ (70)      $   9       $  (3)
     Adjustments to reconcile net income (loss) to net
         cash from operating activities:
         Depreciation and amortization                               87         104          60          78          27          26
         Changes in operating assets and liabilities               (329)       (893)       (264)       (297)        (65)       (595)
         Other, net                                                   8         (63)         (8)        (68)          7           7
                                                                  -----       -----       -----       -----       -----       -----
 Net cash from operating activities                                (283)       (922)       (261)       (357)        (22)       (565)
                                                                  -----       -----       -----       -----       -----       -----
 Investing Activities:
     Expenditures for property, plant and equipment                 (35)        (19)        (34)        (19)         (1)          -
     Expenditures for equipment on operating leases                 (59)        (20)          -           -         (59)        (20)
     Other, net (primarily acquisitions and divestitures)           (65)         47        (121)         48          45          (1)
                                                                  -----       -----       -----       -----       -----       -----
 Net cash from investing activities                                (159)          8        (155)         29         (15)        (21)
                                                                  -----       -----       -----       -----       -----       -----
 Financing Activities:
     Intersegment activity                                            -           -          15         127         (15)       (127)
     Net increase (decrease) in indebtedness                        172         440         301         (81)       (129)        521
     Other, net                                                       -           -           -           -          11           -
                                                                  -----       -----       -----       -----       -----       -----
 Net cash from financing activities                                 172         440         316          46        (133)        394
                                                                  -----       -----       -----       -----       -----       -----

 Other, net                                                         (11)        (35)        (11)        (30)          -          (5)
                                                                  -----       -----       -----       -----       -----       -----

Increase (decrease) in cash and cash equivalents                   (281)       (509)       (111)       (312)       (170)       (197)
Cash and cash equivalents, beginning of period                      663         886         378         593         285         293
                                                                  -----       -----       -----       -----       -----       -----
Cash and cash equivalents, end of period                          $ 382       $ 377       $ 267       $ 281       $ 115       $  96
                                                                  =====       =====       =====       =====       =====       =====

See Notes to Financial Statements.

                                 CNH GLOBAL N.V.
                          Notes to Financial Statements

(1) The accompanying financial statements reflect the consolidated results of CNH Global N.V. and its consolidated subsidiaries ("CNH") and have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). The supplemental financial information captioned "Equipment Operations" includes the results of operations of CNH's agricultural and construction equipment operations, with the Company's financial services businesses reflected on the equity basis. The supplemental financial information captioned "Financial Services" reflects the consolidation of CNH's credit subsidiaries.

(2) During the first quarter of 2002, CNH acquired a 65% interest in Kobelco America for approximately $101 million net of cash acquired and assumption of debt. In addition, CNH acquired a 10% interest in Kobelco Construction Machinery in Japan and other certain intangibles for a total of $78 million. CNH received proceeds of approximately $24 million from the divestiture of CNH's construction equipment operations in Australia, Asia and China to Kobelco.

(3) CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat S.p.A. ("Fiat") based on results of operations in accordance with the accounting principles followed by Fiat. CNH revenues reported to Fiat exclude finance and interest income of the Equipment Operations. Fiat defines results of operations as the income (loss) before equity (income) loss in unconsolidated subsidiaries, net financial expenses, restructuring and taxes. Net financial expenses primarily include finance and interest income and expenses of the operations.

                                                                                                 Three Months Ended
                                                                                                      March 31,
                                                                                           ------------------------------
                                                                                            2002                   2001
                                                                                           -------                -------

         A reconciliation of consolidated net loss per US GAAP to results of operations is as follows (in millions):

         Net loss per US GAAP statements                                                   $   (49)               $   (70)
         US GAAP adjustments:
              Amortization of goodwill and other intangibles                                   (41)                   (12)
              Other                                                                              5                      5
         Minority interest                                                                       1                      -
         Income tax provision  (benefit)                                                        (3)                   (22)
         Restructuring charge                                                                    -                      4
         Net financial expense                                                                 108                    127
         Equity in (income) loss of unconsolidated
                  subsidiaries and affiliates                                                    5                     19
                                                                                           -------                -------
           Results of operations                                                           $    26                $    51
                                                                                           =======                =======

         The following summarizes results of operations by segment (in millions):

         Agricultural equipment                                                            $    38                $    30
         Construction equipment                                                                (29)                    23
         Financial services                                                                     20                      5
         Eliminations                                                                           (3)                    (7)
                                                                                           -------                -------
           Results of operations                                                           $    26                $    51
                                                                                           =======                =======

         A summary of CNH's results as reported to Fiat is as follows (in millions):

         Revenues                                                                          $ 2,385                $ 2,431
         Results of operations                                                             $    26                $    51


(4) CNH's 2002 and 2001 effective income tax rates were 6% and 25%, respectively. The tax rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit is recognizable, non-deductible expenses, and changes in

                                 CNH GLOBAL N.V.
                          Notes to Financial Statements




         valuation reserves attributable to prior-year losses. CNH has been consistent in its approach to benefitting losses in comparison to previous periods.

(5)      Earnings (loss) per common share ("EPS")
              (in millions, except per share data):


                                                                        Three Months Ended
                                                                              March 31,
                                                                       ---------------------
                                                                        2002           2001
                                                                       ------         ------
         Basic and Diluted EPS
           Net income (loss)                                           $  (49)        $  (70)
           Restructuring charge, net of tax                                 3              3
                                                                       ------         ------
           Net income (loss) before restructuring                         (46)           (67)
           Goodwill                                                         -             21
                                                                       ------         ------
           Net income (loss) before goodwill and restructuring         $  (46)        $  (46)
                                                                       ======         ======

           Weighted-average shares outstanding                          277.1          277.0

           EPS before goodwill and restructuring                       $(0.17)        $(0.17)
           EPS before restructuring                                    $(0.17)        $(0.24)
           EPS                                                         $(0.18)        $(0.25)


(6) During the three months ended March 31, 2002, CNH expensed $4 million of restructuring and other merger-related costs. The restructuring and other merger-related costs primarily relate to severance and other costs related to headcount reductions. During the three months ended March 31, 2002, CNH utilized approximately $23 million of its restructuring reserves established during 2001 and 2000. The utilized amounts primarily represent involuntary employee severance costs, as well as costs related to the closing of existing facilities and other costs. As of March 31, 2002, CNH had recorded $5 million in merger-related restructuring reserves for costs to integrate the Kobelco America operations.

(7) CNH fully, unconditionally and irrevocably guarantees Case Corporation's $785 million in outstanding 6.25% Notes due 2003, 7.25% Notes due 2005, and 7.25% Notes due 2016 that were issued pursuant to two registration statements under the Securities Act of 1933, as amended. Reference is made to Note 23, "Guarantee of Subsidiary's Outstanding Debt Securities," of CNH's Form 20-F for the year ended December 31, 2000 for further discussion.

(8) In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, rather tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS No. 142, CNH adopted this new accounting standard on January 1, 2002. Application of the non-amortization provision of SFAS No. 142 will result in a pretax increase in earnings of approximately $116 million per year related to goodwill and approximately $11 million per year related to acquired trademarks with indefinite lives. During the first quarter of 2002, CNH completed defining its reporting units and its impairment tests for intangible assets having indefinite useful lives. The fair value of the indefinite-lived intangible assets exceeded the carrying amount. CNH is currently performing the required transitional impairment tests of goodwill for each reporting unit. CNH has not yet determined the financial impact, if any, of the goodwill transitional impairment tests.

(9) On March 27, 2002, CNH's Board of Directors recommended a dividend of 10 cents per share for the year 2001. Payment of the dividend is subject to approval at the Annual Shareholders Meeting, which will be held on Tuesday, May 7, 2002.

(10) On March 27, 2002, CNH launched its plan to increase equity and reduce debt through two separate and concurrent actions: a public offering of 50 million newly issued shares of common stock, and the issuance of equity to majority shareholder Fiat in exchange for debt. In total, the two actions are expected to increase CNH equity by over $1.5 billion.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                             CNH Global N.V.



                                             By:      /s/ Debra E. Kuper
                                                 -------------------------------
                                                         Debra E. Kuper
                                                      Assistant Secretary


April 25, 2002